SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

IPSIDY INC. (F/K/A ID GLOBAL SOLUTIONS CORPORATION)
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

46264C 107
(CUSIP Number)

Theodore Stern
One PPG Place, Suite 2970
Pittsburgh, PA 15222
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 45112X107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS: Theodore Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 19,870,890 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,870,890 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,870,890 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 5.75% (2)
14	TYPE OF REPORTING PERSON* Theodore Stern: OO

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 19,870,890 shares of common stock, which includes (i) 13,495,890 shares of common stock held directly by the Reporting Person, (ii) 4,500,000 shares of common stock held by the Theodore Stern Revocable Trust (the “Trust”), which the Reporting Person serves as trustee, (iii) a common stock purchase warrant held by the Reporting Person to acquire 1,000,000 shares of common stock at $0.10 per share issued on April 19, 2016 exercisable for a period of five years at an exercise price of $0.10 per share and (iv) 875,000 shares of common stock that may be issued upon the conversion of interest accrued at $0.20 per share as of June 30, 2017 under that certain Unsecured Promissory Note due January 31, 2019 in the principal amount of $3,000,000 issued to the Trust.

(2) Percentage of class calculated based on an aggregate of 343,809,534 shares issued and outstanding.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Ipsidy Inc. (f/k/a ID Global Solutions Corporation), a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 780 Long Beach Blvd, Long Beach, New York 11561.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Theodore Stern (“Reporting Person”).

The address of the principal office of the Reporting Person is  One PPG Place, Suite 2970, Pittsburgh, PA 15222.

Reporting Person is principally involved in the business of consulting and is self employed.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 19, 2016, the Reporting Person acquired a Secured Convertible Debenture, which was subsequently converted, and the Company issued the Reporting Person (i) a common stock purchase warrant to acquire 1,000,000 shares of common stock for a period of five years and (ii) 66,667 shares of common stock of the Company. The exercise price of the common stock purchase warrant is $0.10 per share.

On August 29, 2016, the Reporting Period acquired 2,000,000 shares of common stock from the Company in consideration of $100,000.

On December 27, 2016, in consideration of $800,000, the Reporting Person acquired a Promissory Note and 1,200,000 shares of common stock of the Company.

On January 27, 2017, the Company entered into a Conversion Agreement with the Reporting Person pursuant to which a Secured Convertible Debenture in the amount of $109,333.33, including interest, was converted into 1,093,333 shares of common stock of the Company

On January 27, 2017, the Company entered into a Conversion Agreement with the Reporting Person pursuant to which a Promissory Note in the amount of $813,589.04, including interest, was converted into 8,135,890 shares of common stock of the Company.

On January 31, 2017, the Company entered and closed a Securities Purchase Agreement with the Trust pursuant to which the Trust invested an aggregate of $3 million into the Company in consideration of a Promissory Note (the “Stern Note”) and 4,500,000 shares of common stock. The Stern Trust may convert interest payable under the Stern Note into shares of common stock of the Company at a conversion price of $0.20 per share. The Company is required to prepay all outstanding principal and accrued but unpaid interest on this Note upon the Company (including any of its subsidiaries) closing on financing that, individually or collectively, generates gross proceeds equal to or more than $15 million.

In April 2016, certain shareholders of the Company pledged shares of common stock to certain investors that acquired Secured Convertible Debentures pursuant to stock pledge agreements entered into between the investors and the pledgors. In March 2017, the pledgors assigned and transferred 1,000,000 shares of common stock to the Reporting Person.

The issuances of the above securities were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person did not acquire beneficial ownership of the shares of common stock with borrowed funds.

The Reporting Person did not acquire beneficial ownership of any securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of January 31, 2017, the Reporting Person beneficially owned an aggregate of 19,870,890 or 5.75% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 13, 2017	/s/ Theodore Stern
Theodore Stern

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